UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FORM 5

❾ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

❾ Form 3 Holdings Reported

❾ Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol PACIFIC CMA, INC. "PCCM"		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X Director _X 10% Owner _ Officer (give title below) Other (specify below)
(Last)(First)(Middle) CHAN, LOUISA	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year 12/2002	7. Individual or Joint/Group Reporting (check applicable line) _X_ Form Filed by One Reporting Person
Unit D, 11/F, Garment Center, 576-586 Castle Peak Road Cheung Sha Wan, Kowloon, Hong Kong (City)(State)(Zip)		5. If Amendment, Date of Original (Month/Year)	__ Form Filed by More than One Reporting Person

1. Title of Security (Inst. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Inst. 8)	4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Inst. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned					
			Amount	(A) or (D)	Price			
COMMON STOCK	8/28/2000	P	9,000,000	A	$.005	9,000,000	I	9,000,000 shares are held by Ms. Chan's spouse, Alfred Lam.
COMMON STOCK	8/28/2000	J3*	8,000,000	A	N/A	8,000,000	I	8,000,000 shares are held by Buller Corp. Ms. Chan's spouse, Alfred Lam, is the sole shareholder.

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

1. Title of Derivative Security (Inst. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Inst. 3 and 4)		8. Price of Derivative Security (Inst. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Inst. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Inst. 4)	11. Nature of Indirect Beneficial Ownership (Inst. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses: J3*: On August 28, 2000, the Company issued 8,000,000 shares to acquire AGI Logistics (Hong Kong) Limited, a Hong Kong corporation ("AGI") in a share exchange transaction. Ms. Chan's spouse, Mr. Alfred Lam, is the beneficial owner of the shares issued in the share exchange transaction.

By: /S/ LOUISA CHAN   1/20/2003

**Signature of Reporting Person   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 788ff(a).
Note: File three copies of this Form, one of which must be manually signed.
     If space provided is insufficient, *see* Instruction 6 for procedure.